Exhibit A

Tier 1 Multi-service Operator in India Has Placed Orders Totaling over $13 Million for Ceragon’s IP-20 Platform and Services

July 12, 2017

Tier 1 Multi-service Operator in India Has Placed Orders Totaling over $13 Million for Ceragon’s IP-20 Platform and Services

Ceragon, with its multicore technology, enables fast nationwide 4G network coverage and capacity expansions by removing spectrum bottlenecks

Little Falls, New Jersey, July 12, 2017 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that, during Q2, it has received orders totaling more than $9 million for its IP-20 Platform and related services from a tier 1 multiservice operator in India. This long-standing customer has placed orders totaling over $13 million during the first half of 2017 to increase 4G LTE network capacity and enhance subscriber experience across the nation.

The tier 1 operator needs to accelerate macrocells deployment to provide more capacity in order to meet its subscribers’ growing demands and achieve better coverage – both key to ensuring a competitive service. To cope with limited fiber availability to macrocells, the operator is accelerating wireless backhaul rollout - a challenging mission in spectrum-congested India, using FibeAir IP-20 multicore technology. With FibeAir IP-20, the operator uses as little as one quarter of the spectrum otherwise needed to deliver 1Gbps backhaul capacity to 4G macrocells and earns the added benefit of reducing energy consumption.

“India is experiencing a dramatic rise in wireless data usage and internet penetration rates, coupled with fierce competition for market share among operators,” said Ira Palti, president and CEO of Ceragon. “This is accompanied by the rapid decline in wireless and internet data costs over the past several years, allowing a very large part of the population to cross the digital divide. These factors pose significant challenges, depending on the carrier's unique position in the market. The scope of our success in India can be attributed to our ability to meet a wide variety of scenarios. We are working together with this customer to rapidly expand capacity and improve existing coverage, while also ensuring the most efficient use of backhaul spectrum and significantly reducing operational costs."

Tier 1 Multi-service Operator in India Has Placed Orders Totaling over $13 Million for Ceragon’s IP-20 Platform and Services

July 12, 2017

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Media Contact:	Investor Contact:
Tanya Solomon	Claudia Gatlin
Ceragon Networks
Tel: +972-3-543-1163	Tel. +1 212-830-9080
tanyas@ceragon.com	claudiag@ceragon.com

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a decline in revenues; the risk of a decrease in the amount of business coming from a certain geographic region, from which a significant portion of Ceragon’s business is generated; the risk associated with the a change in Ceragon’s gross margin as a result of changes in the geographic mix of revenues; the risk associated with the loss of a single customer or customer group, which represents a significant portion of Ceragon’s revenues; the risk associated with Ceragon’s failure to effectively compete with other wireless equipment providers; the risk relating to the concentration of Ceragon's business in India, Latin America, Africa, and in developing nations and the political, economic and regulatory risks from doing business in those regions, including  potential currency restrictions; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.